U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14-F

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 333-179212

Puget Technologies, Inc.

 (Exact name of registrant as specified in its charter)

Nevada	01-0959140
(State or other jurisdiction ofincorporation or organization)	(I.R.S. Employer Identification No.)
8310 South Valley Highway, Suite 300 Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code: 303-524-1110

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Puget Technologies Inc. (the "Company"), as of November 19, 2014, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the change in control of the Company and the addition of a new director.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and will be mailed to the stockholders on or about November 20, 2014.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

Effective November 10, 2014, Qest Acquisition Corporation (“QAC”) purchased 27,500,000 shares (the “Control Shares”) of Puget Technologies Inc. (“Puget” and/or the “Company”) common stock from its then controlling shareholder, Allanwater Enterprises Corp. (“Allanwater”). Upon the conclusion of the acquisition the Control Shares, QAC became the controlling shareholder of Puget by virtue of its ownership of approximately 65% of Puget’s issued and outstanding common stock.

There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except that Larson Elmore and Thomas M Jaspers have been appointed  Directors of the Company, and will be the only two Directors effective on forwarding this Schedule 14-F to Company shareholders and 10 days thereafter have passed.

On November 10, 2014, Gary Valentine, President of the Company, submitted his resignation from all positions held with the Company, including resigning from Board service.  There was no disagreement between the Company and Mr. Valentine at the time of Mr. Valentine's resignation from the Board of Directors. Larson Elmore was appointed as the Company’s Chief Executive Officer and Secretary, as well as a Director, and Thomas M Jaspers was appointed as the Company’s Chief Financial Officer, as well as a Director to serve in such capacities until their successors are duly elected and qualified.  Mr. Valentine’s resignation as a Director will be effective 10 days after the mailing of this Schedule 14-F Information Statement to our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Puget’s common stock is the only class of equity security that is outstanding.  Each share of Puget’s common stock entitles its holder to one vote at any meeting of the Company’s shareholders.

On November 19, 2014, the Company had 42,620,000 shares of common stock issued and outstanding.  The following table sets forth certain information regarding the beneficial ownership of Puget’s common stock as of November 19, 2014 with respect to each of Puget’s officers and directors, all of the directors and executive officers as a group and any other person known by us to beneficially own more than five percent of Puget’s common stock.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class

Directors and Executive Officers:

Thomas M Jaspers (2)	27,500,000	64.52%

All Directors and Executive Officers as a Group (3 individuals)	27,500,000	64.52%

5% or greater shareholders	NA	NA

(1) All ownership is beneficial and of record, unless otherwise noted

(2) Mr. Jaspers has beneficial ownership of such shares through ownership and control of QEST Acquisition Corporation, which occurred on November 18, 2014

MANAGEMENT

Information concerning our management follows.

Name	Age	Position

Larson Elmore	66	CEO, Secretary and Director

Thomas M Jaspers	61	CFO and Director

Gary Valentine	46	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

*Estimated to occur on or about November 20, 2014.

The following is a brief summary of the background of the Company’s officer and future directors including their principal occupation during the five preceding years.  Neither of these persons is a financial expert as that term is defined by the Securities and Exchange Commission.

Larson Elmore, age 66,

Since 2008 Mr. Elmore has served as a consultant in various development projects from consumer technology development, real estate development and project construction, direct marketing, media acquisitions and sustainable clean technologies.  Since that time has served as consultant capacity and has been focused on a renewable conversion energy technologies and developing clean tech energy concepts. From March 2011 to July 2012 he was contracted as a consultant to Dynamic Energy Alliance Corporation which focused on renewal energy and conversion technologies processing plants of waste to energy. In October of 2012 he formed Quality Energy Systems & Technology Corporation and has served as their current Director and President.

Concurrently, from December 2013 until August 2014 he was an officer and director of Interactive Leisure Systems. Inc. a software technology company that specialized in reservations systems and contracting with travel providers in the leisure industry. Mr. Elmore received a Bachelor of Arts Degree from Johnson University.

Thomas M Jaspers, age 61,

Mr. Jaspers has extensive experience in many aspects of financial accounting and reporting. He has had accounting, tax, and business experience in such diverse fields as oil and gas extraction and development, real estate development, manufacturing, transportation, governmental accounting, and general business development and financing, as an owner, investor, public and private accountant, and consultant. From 1975 to 1986 and from 1998 through 2008 he was involved in public accounting. Also from 1986 through 2008 he was a developer and working interest owner in the oil and gas industry. Mr. Jaspers received his BSBA from The Ohio State University.

Neither Mr. Elmore nor Mr. Jaspers is an independent directors as that term is defined in under applicable securities authority.

Audit, Nominating and Compensation Committees

Our Board of Directors, currently comprised of only three directors until the resignation of Mr. Valentine becomes effective, does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level.  Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors.  We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws.  The only restrictions are those applicable generally under Nevada law and the federal proxy rules.  The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits.  Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Pickering, Ontario.  Communications addressed to the Board of Directors as a whole will be delivered to each board member.  Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended October 31, 2014 and 2013.  We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2014 or 2013, as we elected not to conduct the same in order to conserve operating capital.

EXECUTIVE COMPENSATION

Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2013 and 2012. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Gary Valentine, President and CFO	2014	$ -	$ 80,300	$ 80,300
	2013	$ -	$ -	$ -

Larson Elmore, President and CEO	2014	$ -	$ -	$ -
	2013	$ -	$ -	$ -

Thomas M Jaspers, CFO	2014	$ -	$ -	$ -

	2013	$ -	$ -	$ -

We have not had employment agreements with our officers.  We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers.  We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended October 31, 2014 except as noted in the schedule above.

Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

The amount of compensation to be paid to our new CEO and CFO has not yet been determined.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors

Since November 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
•

in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that all required filings have been made.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Puget Technologies Inc.

By:  /s/ Larson Elmore, CEO

Larson Elmore, Chief Executive Officer

Dated:  November 19, 2014